EXHIBIT 99.2

Operational data

Proved reserves
As of 31 December, 2004

				Hydro’s share
				Total	Oil/NGL	Gas	Gas	Prod.
			Hydro’s	mill.	mill.	bill.	bill.	start
Field	Block	Operator	%-interest	boe	boe	scf	Sm3	up
Troll	31/2, 31/3, 31/5, 31/6	Norsk Hydro /	9.78	509	53	2649	74.9	1995
		Statoil						1996
Oseberg fields	30/6, 30/9	Norsk Hydro	34.00	337	121	1192	33.7	1988
Ormen Lange	6304/9 6305/1,2,4,5,7,8	Norsk Hydro / Shell**	18.07	234	14	1239	35.0	2007
Grane	25/11	Norsk Hydro	38.00	184	184	0	0.0	2003
Åsgard	6407/2, 6506/11,12, 6507/11	Statoil	9.60	141	58	465	13.1	1999
Snorre fields	34/4, 34/7, 33/9	Statoil	5.98 - 17.65	107	104	13	0.4	1992
Ekofisk fields	2/4, 2/5, 2/7	ConocoPhillips	5.81 - 6.65	86	74	66	1.9	1971
Visund	34/8, 34/7	Statoil	20.30	76	25	288	8.1	1999
Sleipner fields	15/6, 15/9, 16/7	Statoil	8.85 - 10.00	46	13	180	5.1	1993
Kristin	6406/2, 6506/11	Statoil	14.00	43	26	99	2.8	2005
Gullfaks fields	34/10, 33/12	Statoil	9.00	43	29	76	2.1	1986
Kvitebjørn	34/11	Statoil	15.00	36	10	140	3.9	2004
Mikkel	6407/5,6	Statoil	10.00	19	8	61	1.7	2003
Njord	6407/7,10	Norsk Hydro	20.00	17	9	50	1.4	1997
Norne	6608/10, 6508/1	Statoil	8.10	13	9	20	0.6	1997
Fram Vest	35/11	Norsk Hydro	25.00	11	6	25	0.7	2003
Heimdal fields	25/4, 25/5	Norsk Hydro / Total	10.00 - 28.85	8	2	30	0.9	2002
Tune	30/8, 30/5, 30/6	Norsk Hydro	40.00	6	0	31	0.9	2002
Brage	31/4, 30/6, 31/7	Norsk Hydro	20.00	2	2	2	0.1	1993
Gulltopp	34/10	Statoil	9.00	2	2	0	0.0	2005
Total Norway				1,920	749	6,626	187.3

Terra Nova	Grand Banks, Canada	Petro-Canada	15.00	38	38	0	0.0	2002
Dalia	Block 17, Angola	Total	10.00	31	31	0	0.0	2006
Kharyaga	Timan Pechora, Russia	Total	40.00	24	24	0	0.0	1999
Girassol	Block 17, Angola	Total	10.00	18	18	0	0.0	2001
Hibernia	Grand Banks, Canada	HMDC*	5.00	13	13	0	0.0	1997
Mabruk	Sirte Basin, Libya	Total	25.00	12	12	0	0.0	1995
Murzuq	Sirte Basin, Libya	Repsol	8.00	8	8	0	0.0	2003
Jasmim	Block 17, Angola	Total	10.00	3	3	0	0.0	2003
Rosa	Block 17, Angola	Total	10.00	9	9	0	0.0	2007
Total International				156	156	0	0.0
Total				2,076	905	6,626	187.3

*	HMDC: Hibernia Management Development Company
**	Norsk Hydro is operator for the field development. Shell is operator for the field operation.

99.2-1

2004 Production of oil and gas

			Hydro’s share
			Total	Oil/NGL	Gas
		Hydro’s	mill.	mill..	bill.	Gas	Remaining Prod.	License
Field	Operator	%-interest	boe	boe	scf	bill. Sm3	Period	Period
Oseberg fields	Norsk Hydro	34.00	42	35	38	1.1	2012 - 2025	2031
Troll	Norsk Hydro / Statoil	9.78	28	12	90	2.6	2030	2030
Snorre fields	Statoil	5.98 - 17.65	21	21	4	0.1	2012 - 2016	2009 - 2024
Grane	Norsk Hydro	38.00	17	17	0	0.0	2023	2030
Åsgard	Statoil	9.60	14	8	34	0.9	2025	2027
Tune	Norsk Hydro	40.00	12	2	53	1.5	2007	2032
Sleipner fields	Statoil	8.85 - 10.00	12	4	45	1.3	2005 - 2014	2014 - 2018
Gullfaks fields	Statoil	9.00	11	8	12	0.3	2014	2016
Ekofisk fields	ConocoPhillips	5.81 - 6.65	10	9	8	0.2	2018 - 2028	2028
Fram Vest	Norsk Hydro	25.00	5	5	0	0.0	2014	2024
Norne	Statoil	8.10	4	4	3	0.1	2016	2026
Visund	Statoil	20.30	2	2	0	0.0	2023	2023
Brage	Norsk Hydro	20.00	2	2	1	0.0	2007	2015 - 2017
Njord	Norsk Hydro	20.00	2	2	0	0.0	2012	2021- 2023
Mikkel	Statoil	10.00	2	1	6	0.2	2021	2020 - 2022
Frigg	Total	19.99	2	0	10	0.3		2015
Heimdal fields	Norsk Hydro / Total	10.00 - **28.85	1	0	5	0.1	2006 - 2009	2021 -2025
Kvitebjørn	Statoil	15.00	1	0	3	0.1	2014	2031
Total Norway			188	132	312	8.8

Girassol	Total	10.00	7	7	0	0.0	2020	2022
Terra Nova	Petro-Canada	15.00	6	6	0	0.0	2016	2093
Hibernia	HMDC*	5.00	4	4	0	0.0	2015	2085
Kharyaga	Total	40.00	2	2	0	0.0	2030	2031
Jasmim	Total	10.00	1	1	0	0.0	2018	2026
Other fields (Mabruk and Murzuq)	Total / Repsol		1	1	0	0.0	2028	2028
Total International			21	21	0	0.0
Total			***209	153	312	8.8

*	HMDC: Hibernia Management Development Company
**	8th of December 2004 Hydro bought shares from AS Uglands Rederi in the Heimdal and the Vale fields in the Norwegian Continantal Shelf. In the Heimdal field Hydro’s share was increased from 19,274% to 19,443% and in the Vale field Hydro’s share was increased from 28,531% to 28,853%.
***	Total daily production in 2004 is 572 000 boe/day.

99.2-2

Aluminium

Tonnes	2004	2003	2002
Production of alumina	1,572,000	1,502,000	1,272,000
Production of primary aluminium:
Karmøy	278,000	271,000	273,000
Årdal	222,000	215,000	206,000
Rheinwerk	223,000	221,000	173,000
Sunndal	306,000	210,000	153,000
Kurri-Kurri	155,000	156,000	122,000
Høyanger	76,000	74,000	73,000
Søral (Hydro’s ownership interest 49.9 percent)	82,000	79,000	67,000
Elbewerk	69,000	69,000	48,000
Slovalco *	157,000
Other	152,000	178,000	138,000
Total	1,720,000	1,473,000	1,253,000

Remelting	1,733,000	1,597,000	1,342,000
Semi-fabricating:
Extruded products	626,000	569,000	556,000
Rolled products	941,000	893,000	693,000
Wire rod and other	73,000	80,000	75,000

Primary aluminium London Metal Exchange 3-month price US dollar/tonne (avg.)	1,721	1,428	1,365

Production, remelting and recycling of primary magnesium	98,000	92,000	87,000

*	Slovalco is included 100% from 2004. In 2003 and 2002 they were included in Other with Hydro’s share

Energy

	2004	2003	2002
Total power available (Terrawatt hours TWh)	19	21.3	19.4
From own power stations	7.9	7.3	10.1
Lease production	0.2	0.2	0.2
Average spot price NOK/kWh	0.242	0.291	0.201

Oiltrading and refining (thousand tonnes):

Crude oil/NGL	20,096	18,560	19,068
Oil products	—	2,808	2,326
Oiltrading	20,096	21,368	21,394

99.2-3

Oil Marketing

Marketing (Sales 1,000 m 3) 1)	2004	2003	2002
Gasoline	1487	1435	1476
Gasoil	2266	2109	2074

Market share 2004 1)	Sweden	Denmark	Norway
Gasoline	9.6%	17.3%	20.8%
Gasoil	14.4%	18.4%	17.1%

1)	Includes 100 percent of Hydro Texaco

Polymers

Production in tonnes	2004	2003	2002
Base products:
VCM	541,000	575,000	540,000
Caustic Soda	260,000	281,000	262,000
PVC	578,000	588,000	528,000
S-PVC	496,000	507,000	458,000
P-PVC	82,000	81,000	70,000
PVC-Compounds	132,000	129,000	128,000

Average prices Western Europe:
Ethylene — EUR/tonne delivered	629	522	518
VCM — Spot Export FOB US dollar/tonne	722	452	451
S-PVC — EUR/tonne delivered	853	683	714

Source: ICIS-LOR

99.2-4